MAIL STOP 7010
									June 8, 2006
John Maguire
President
Irish Mag, Inc.
646 First Avenue South
St. Petersburg, Florida 33701

RE:	Irish Mag, Inc.
	Registration Statement on Form SB-2
	File No. 333-132119
	Amended May 24, 2006

Dear Mr. Maguire:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue comment 2, since you do not appear to have made the requested change correctly. Please give retroactive effect to the stock split that occurred on February 15, 2006 and any other stock splits. This means changing your disclosures throughout the filing, such as the Dilution section and Recent Sales of Unregistered Securities section, to consistently only present post-split shares and post-split purchase price per share information for disclosing all of your share activity. The number of authorized, issued and outstanding shares on your balance sheet and all amounts in your statements of changes in stockholder`s equity also need to give retroactive effect to the stock split. This applies to both your 2005 and your 2004 financial statements. Refer to SAB Topic 4:C. For example, in your financial statements for the year ended December
31, 2005, all common stock share amounts including the balance at January 1, 2005 on your statement of changes in stockholder`s equity should already reflect the effect of the stock splits; there should not be a separate line item on your statement showing the retroactive effect of the stock splits as the effect should already be included in the January 1, 2005 balance.

The Offering

2. Currently, your cover page and Summary suggest that all selling security holders will sell at a fixed price of $1.00 for the duration of the offering. However, the Selling Security Holder section suggests that only non-affiliated selling security holders may sell at market or privately negotiated prices once listed on the OTCBB or securities exchange while the Plan of Distribution implies that all resales can be at market or privately negotiated prices once listed on the OTCBB or securities exchange. We think that you mean to disclose that affiliated selling security holders will sell at a fixed price of $1.00 for the duration of the offering and that non-affiliated selling security holders will sell at $1.00 until you are quoted on the OTCBB or listed on a securities exchange. Additionally, the Selling Security Holder section discloses that each selling security holder is an underwriter, which contradicts the cover page and summary where you appear to state that only affiliated selling security holders are underwriters. Please revise your disclosure throughout all relevant sections of the prospectus accordingly.

Risk Factors

3. Please delete the "there is no assurance" language in your risk factors since the real risk is not your inability to offer assurance, but rather the condition described.

Management`s Discussion and Analysis

4. Please provide a discussion and analysis of changes in your financial condition and results of operations for the three months ended March 31, 2006 as well as for the comparable interim period in the preceding year. Refer to Item 303(b)(2) of Regulation S-B.

Closing Comments

      Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 3769 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney, at
(202) 555-3729 with any other questions.

      Sincerely,


  								Pamela A. Long
  								Assistant Director

CC:  	Diane J. Harrison, Esq.
	(727) 368-4448
John Maguire
Irish Mag, Inc.
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE